UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)

BIOSCRIP, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.0001 PER SHARE)
(Title of Class of Securities)

09069N108
(CUSIP Number)

GORDON WOODWARD Kohlberg & Company 111 Radio Circle Mt. Kisco, New York 10549 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

ANGELO BONVINO, ESQ. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 757-3990

August 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 09069N108	SC 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Kohlberg Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,821,526
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,024,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	SC 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Kohlberg Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,920,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,124,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,920,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.31%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Kohlberg Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 119,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 119,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 5 of 12

1	NAME OF REPORTING PERSON Kohlberg Offshore Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 142,292
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 142,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Kohlberg TE Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,544,928
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,544,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 7 of 12

1	NAME OF REPORTING PERSON KOCO Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,817
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 8 of 12

This Amendment No. 3 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed by the undersigned on April 2, 2010 (the “Original Filing”), as amended by Amendment No. 1 to the Schedule 13D filed on October 24, 2011 and by Amendment No. 2 to the Schedule 13D filed on May 3, 2013 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.0001 per share, of BioScrip, Inc. (the “Shares”), a Delaware corporation (the “Issuer”).  Unless otherwise indicated herein, all capitalized terms shall have the same meaning provided in the Original Filing.

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraphs:

“On August 19, 2013, the Issuer concluded an underwritten public offering of 6,895,873 Shares at a public offering price of $13.65 per Share (with an underwriting discount of $0.65 per Share), all of which were sold by the Funds (the “Offering”).  The Offering was made pursuant to the Issuer’s effective registration statement on Form S-3 (Registration No. 333-187336) previously filed with the Securities and Exchange Commission and a preliminary and final prospectus (the “Final Prospectus”) thereunder.

In connection with the Offering, on August 13, 2013, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with the Funds and Morgan Stanley & Co. LLC (“Morgan Stanley”), who acted as representative of the underwriters listed on Schedule B thereto (the “Representatives”).  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.  The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 19, 2013 and is incorporated herein by reference.

In addition, each of the Funds entered into a customary lock-up agreement with the Representatives (each, a “Lock-Up Agreement”), pursuant to which each agreed, subject to specified exceptions, not to directly or indirectly: (i) sell, offer, contract or grant any option to sell (including any short sale), pledge or transfer any Shares, or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, in respect of any Shares, for a period commencing on August 13, 2013 and ending 45 days after August 13, 2013, the date of the Final Prospectus (the “Lock-Up Period”); or (ii) otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially for the Lock-Up Period; or (iii) publicly announce an intention to do any of the foregoing during the Lock-Up Period without the prior written consent of Morgan Stanley.  Pursuant to the Lock-Up Agreements, if (i) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release, discloses material news or a material event relating to the Issuer occurs, or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the Lock-Up Agreements will continue to apply until the expiration of an 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event, as applicable, unless Morgan Stanley waives, in writing, such extension.  The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Lock-Up Agreements filed as Exhibits P, Q, R, S and T to this Schedule 13D and each of which is incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

“(a and b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Shares in this Schedule 13D are based upon the 67,779,491 Shares stated to be outstanding as of August 5, 2013 by the Issuer in the Issuer’s quarterly report for the fiscal quarter ended June 30, 2013 on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013, plus the 3,004,887 Shares issuable to the Reporting Persons upon the exercise of the Warrants.

CUSIP No. 09069N108	SC 13D	Page 9 of 12

Reporting Person	Aggregate Number of Shares and Percentage of the Total Outstanding Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose

Kohlberg Management V, LLC (1) (2)	4,821,526 7.12%	0	4,821,526	0	4,024,887
Kohlberg Investors V, L.P. (2)	2,920,874 4.31%	0	2,920,874	0	2,124,235
Kohlberg Partners V, L.P. (3)	119,615 0.18%	0	119,615	0	119,615
Kohlberg Offshore Investors V, L.P. (3)	142,292 0.21%	0	142,292	0	142,292
Kohlberg TE Investors V, L.P. (3)	1,544,928 2.28%	0	1,544,928	0	1,544,928
KOCO Investors V, L.P. (3)	93,817 0.14%	0	93,817	0	93,817

(1)
Includes all Shares owned by the Funds. Fund V is the general partner of each Fund and, as a result, may be deemed to beneficially own all of the Shares owned by the Funds.  Fund V does not directly own any Shares.
(2)
Includes the remaining 796,639 Shares held in the Escrow Fund.  Investors, as the representative of the CHS Stockholders, may direct the Escrow Agent to exercise voting or consent authority with respect to all of the Shares held in the Escrow Fund until the release of such Shares to the CHS Stockholders or the Issuer, as applicable.  As a result, Investors may be deemed to beneficially own such Shares until they are released from the Escrow Fund.  Investors is no longer deemed to beneficially own the Shares that were released from the Escrow Fund on October 5, 2011 to the other CHS Stockholders.
(3)
Such amount does not include such Fund’s pro rata portion of the remaining 796,639 Shares held in the Escrow Fund, which may be released to such Fund in accordance with the Escrow Agreement.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)  Except for the Offering described in Item 4 hereof, to the best knowledge of the Reporting Persons, none of the persons named in respect to paragraph (a) of this Item 5 has effected any other transactions in the Shares during the past 60 days.

(d and e)  Not applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

CUSIP No. 09069N108	SC 13D	Page 10 of 12

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of Item 7 of the Schedule 13D:

Exhibit O:
Underwriting Agreement, dated August 13, 2013, by and among BioScrip, Inc., certain selling stockholders named therein and Morgan Stanley & Co. LLC, as the representative for the underwriters listed on Schedule B thereto (incorporated in this Schedule 13D by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by BioScrip, Inc. on August 19, 2013).

Exhibit P:	Lock-Up Agreement, dated August 13, 2013, by Kohlberg Investors V, L.P.
Exhibit Q:	Lock-Up Agreement, dated August 13, 2013, by Kohlberg Partners V, L.P.
Exhibit R:	Lock-Up Agreement, dated August 13, 2013, by Kohlberg Offshore Investors V, L.P.
Exhibit S:	Lock-Up Agreement, dated August 13, 2013, by Kohlberg TE Investors V, L.P.
Exhibit T:	Lock-Up Agreement, dated August 13, 2013, by KOCO Investors V, L.P.

CUSIP No. 09069N108	SC 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOHLBERG MANAGEMENT V, L.L.C.
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG PARTNERS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG OFFSHORE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG TE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

CUSIP No. 09069N108	SC 13D	Page 12 of 12

KOCO INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

August 27, 2013
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C.  1001).

Exhibit P

Lock-up Agreement

August 13, 2013

Morgan Stanley & Co. LLC
As Representative of the several Underwriters

c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

RE: BioScrip, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $.0001 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), as representative of the several underwriters (in such capacity, the “Representative”), proposes to enter into an underwriting agreement (the “Underwriting Agreement”) with the Company and the selling stockholders named in Schedule A to the Underwriting Agreement (the “Selling Stockholders”), providing for the public offering (the “Offering”) by the several underwriters named in Schedule B to the Underwriting Agreement (the “Underwriters”), of Shares of the Company. The undersigned recognizes that the Offering will benefit each of the Company, the Selling Stockholders and the undersigned. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into the Underwriting Agreement and other underwriting arrangements with the Company and the Selling Stockholders with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any immediate Family Member not to), without the prior written consent of Morgan Stanley, which may withhold its consent in its sole discretion:

—
Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

—	enter into any Swap,

—
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

—	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to (a) any distribution of Shares or any security convertible into Shares to limited partners, members or stockholders of the undersigned or to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (b) the exercise, conversion or exchange of any Related Securities outstanding on the date hereof as described in the Registration Statement, including any exercise effected by the delivery or sale of any Shares held by the undersigned to the Company (including, without limitation, to finance a “cashless” exercise, to satisfying tax withholding obligations or to exchange “underwater” options with the Company); (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Shares or Related Securities, provided that such plan does not provide for the transfer of Shares or Related Securities during the Lock-up Period, (d) transactions relating to Shares or Related Securities acquired in open market transactions after the completion of the Offering or (e) the transfer of Shares or Related Securities (i) by gift, or by will or by intestate succession to a Family Member or (ii) to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member; provided, however, that in any such case, it shall be a condition to such transfer that:

—
each transferee executes and delivers to Morgan Stanley an agreement in form and substance satisfactory to Morgan Stanley stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

—
prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer, except that in the case of (c) above, to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Shares or Related Securities may be made under such plan during the Lock-up Period.

2

The undersigned acknowledges and agrees that written notice by Morgan Stanley to the Company of any extension of the 45-day initial lock-up period will be deemed to have been given to, and received by, the undersigned. If the initial lock-up period is so extended, the undersigned further agrees that, prior to engaging in any transaction or taking any other action that would be prohibited by this letter agreement during the period from the date of this letter agreement through the close of trading on the date that is the 34th day following the expiration of the 45-day initial lock-up period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless the undersigned has received written confirmation from the Company that the Lock-up Period has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and the undersigned’s immediate Family Members, if any, except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not, and has no knowledge that any immediate Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any immediate Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders and the underwriters.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement shall lapse and become null and void (a) if the Offering shall not have occurred on or before the earliest of (i) such time as Morgan Stanley advises the Company and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) such time as the Company advises Morgan Stanley and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (iii) such time as the Selling Stockholders advise the Company and Morgan Stanley in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the offering, (iv) a public announcement is made by the Company, the Selling Stockholders or Morgan Stanley, prior to the execution of the Underwriting Agreement, stating that it has or they have, as applicable, determined not to proceed with the Offering, (v) termination of the Underwriting Agreement or (vi) on September 30, 2013, in the event the Underwriting

3

Agreement has not been executed by that date (provided, however, that the Company may extend such date by three months with written notice to the undersigned prior thereto).

4

KOHLBERG INVESTORS V, L.P.
By: Kohlberg Management V, L.L.C., its General Partner

/s/ Gordon Woodward
Signature

Gordon Woodward
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

[Signature Page to Lock-Up Agreement]

5

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

—	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

—	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

—
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household. “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act and the term “Family Member” shall only apply to the undersigned if such individual is executing this letter agreement on his or her own behalf and not on the behalf of an entity for which such individual is employed.

—
“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 45 days after the date of the Prospectus (as defined in the Underwriting Agreement); provided, that if (i) during the last 17 days of the 45-day initial lock-up period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs or (ii) prior to the expiration of such period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such period, then, in each case, the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable, unless Morgan Stanley waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act that would permit Morgan Stanley or any underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-up Period shall not be extended upon the occurrence of (i) or (ii) above. If the initial lock-up period is extended pursuant to the provisions above, “Lock-up Period” shall mean the period described in the first clause of this paragraph, as so extended.

—	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

6

—
“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

—	“Securities Act” shall mean the Securities Act of 1933, as amended.

—	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

—
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement

7

Exhibit Q

Lock-up Agreement

August 13, 2013

Morgan Stanley & Co. LLC
As Representative of the several Underwriters

c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

RE: BioScrip, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $.0001 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), as representative of the several underwriters (in such capacity, the “Representative”), proposes to enter into an underwriting agreement (the “Underwriting Agreement”) with the Company and the selling stockholders named in Schedule A to the Underwriting Agreement (the “Selling Stockholders”), providing for the public offering (the “Offering”) by the several underwriters named in Schedule B to the Underwriting Agreement (the “Underwriters”), of Shares of the Company. The undersigned recognizes that the Offering will benefit each of the Company, the Selling Stockholders and the undersigned. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into the Underwriting Agreement and other underwriting arrangements with the Company and the Selling Stockholders with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any immediate Family Member not to), without the prior written consent of Morgan Stanley, which may withhold its consent in its sole discretion:

—
Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

—	enter into any Swap,

—
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

—	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to (a) any distribution of Shares or any security convertible into Shares to limited partners, members or stockholders of the undersigned or to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (b) the exercise, conversion or exchange of any Related Securities outstanding on the date hereof as described in the Registration Statement, including any exercise effected by the delivery or sale of any Shares held by the undersigned to the Company (including, without limitation, to finance a “cashless” exercise, to satisfying tax withholding obligations or to exchange “underwater” options with the Company); (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Shares or Related Securities, provided that such plan does not provide for the transfer of Shares or Related Securities during the Lock-up Period, (d) transactions relating to Shares or Related Securities acquired in open market transactions after the completion of the Offering or (e) the transfer of Shares or Related Securities (i) by gift, or by will or by intestate succession to a Family Member or (ii) to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member; provided, however, that in any such case, it shall be a condition to such transfer that:

—
each transferee executes and delivers to Morgan Stanley an agreement in form and substance satisfactory to Morgan Stanley stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

—
prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer, except that in the case of (c) above, to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Shares or Related Securities may be made under such plan during the Lock-up Period.

2

The undersigned acknowledges and agrees that written notice by Morgan Stanley to the Company of any extension of the 45-day initial lock-up period will be deemed to have been given to, and received by, the undersigned. If the initial lock-up period is so extended, the undersigned further agrees that, prior to engaging in any transaction or taking any other action that would be prohibited by this letter agreement during the period from the date of this letter agreement through the close of trading on the date that is the 34th day following the expiration of the 45-day initial lock-up period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless the undersigned has received written confirmation from the Company that the Lock-up Period has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and the undersigned’s immediate Family Members, if any, except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not, and has no knowledge that any immediate Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any immediate Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders and the underwriters.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement shall lapse and become null and void (a) if the Offering shall not have occurred on or before the earliest of (i) such time as Morgan Stanley advises the Company and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) such time as the Company advises Morgan Stanley and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (iii) such time as the Selling Stockholders advise the Company and Morgan Stanley in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the offering, (iv) a public announcement is made by the Company, the Selling Stockholders or Morgan Stanley, prior to the execution of the Underwriting Agreement, stating that it has or they have, as applicable, determined not to proceed with the Offering, (v) termination of the Underwriting Agreement or (vi) on September 30, 2013, in the event the Underwriting

3

Agreement has not been executed by that date (provided, however, that the Company may extend such date by three months with written notice to the undersigned prior thereto).

4

KOHLBERG PARTNERS V, L.P.
By: Kohlberg Management V, L.L.C., its General Partner

/s/ Gordon Woodward
Signature

Gordon Woodward
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

[Signature Page to Lock-Up Agreement]

5

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

—	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

—	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

—
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household. “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act and the term “Family Member” shall only apply to the undersigned if such individual is executing this letter agreement on his or her own behalf and not on the behalf of an entity for which such individual is employed.

—
“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 45 days after the date of the Prospectus (as defined in the Underwriting Agreement); provided, that if (i) during the last 17 days of the 45-day initial lock-up period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs or (ii) prior to the expiration of such period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such period, then, in each case, the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable, unless Morgan Stanley waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act that would permit Morgan Stanley or any underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-up Period shall not be extended upon the occurrence of (i) or (ii) above. If the initial lock-up period is extended pursuant to the provisions above, “Lock-up Period” shall mean the period described in the first clause of this paragraph, as so extended.

—	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

6

—
“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

—	“Securities Act” shall mean the Securities Act of 1933, as amended.

—	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

—
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement

7

Exhibit R

Lock-up Agreement

August 13, 2013

Morgan Stanley & Co. LLC
As Representative of the several Underwriters

c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

RE: BioScrip, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $.0001 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), as representative of the several underwriters (in such capacity, the “Representative”), proposes to enter into an underwriting agreement (the “Underwriting Agreement”) with the Company and the selling stockholders named in Schedule A to the Underwriting Agreement (the “Selling Stockholders”), providing for the public offering (the “Offering”) by the several underwriters named in Schedule B to the Underwriting Agreement (the “Underwriters”), of Shares of the Company. The undersigned recognizes that the Offering will benefit each of the Company, the Selling Stockholders and the undersigned. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into the Underwriting Agreement and other underwriting arrangements with the Company and the Selling Stockholders with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any immediate Family Member not to), without the prior written consent of Morgan Stanley, which may withhold its consent in its sole discretion:

—
Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

—	enter into any Swap,

—
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

—	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to (a) any distribution of Shares or any security convertible into Shares to limited partners, members or stockholders of the undersigned or to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (b) the exercise, conversion or exchange of any Related Securities outstanding on the date hereof as described in the Registration Statement, including any exercise effected by the delivery or sale of any Shares held by the undersigned to the Company (including, without limitation, to finance a “cashless” exercise, to satisfying tax withholding obligations or to exchange “underwater” options with the Company); (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Shares or Related Securities, provided that such plan does not provide for the transfer of Shares or Related Securities during the Lock-up Period, (d) transactions relating to Shares or Related Securities acquired in open market transactions after the completion of the Offering or (e) the transfer of Shares or Related Securities (i) by gift, or by will or by intestate succession to a Family Member or (ii) to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member; provided, however, that in any such case, it shall be a condition to such transfer that:

—
each transferee executes and delivers to Morgan Stanley an agreement in form and substance satisfactory to Morgan Stanley stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

—
prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer, except that in the case of (c) above, to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Shares or Related Securities may be made under such plan during the Lock-up Period.

2

The undersigned acknowledges and agrees that written notice by Morgan Stanley to the Company of any extension of the 45-day initial lock-up period will be deemed to have been given to, and received by, the undersigned. If the initial lock-up period is so extended, the undersigned further agrees that, prior to engaging in any transaction or taking any other action that would be prohibited by this letter agreement during the period from the date of this letter agreement through the close of trading on the date that is the 34th day following the expiration of the 45-day initial lock-up period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless the undersigned has received written confirmation from the Company that the Lock-up Period has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and the undersigned’s immediate Family Members, if any, except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not, and has no knowledge that any immediate Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any immediate Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders and the underwriters.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement shall lapse and become null and void (a) if the Offering shall not have occurred on or before the earliest of (i) such time as Morgan Stanley advises the Company and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) such time as the Company advises Morgan Stanley and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (iii) such time as the Selling Stockholders advise the Company and Morgan Stanley in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the offering, (iv) a public announcement is made by the Company, the Selling Stockholders or Morgan Stanley, prior to the execution of the Underwriting Agreement, stating that it has or they have, as applicable, determined not to proceed with the Offering, (v) termination of the Underwriting Agreement or (vi) on September 30, 2013, in the event the Underwriting

3

Agreement has not been executed by that date (provided, however, that the Company may extend such date by three months with written notice to the undersigned prior thereto).

4

KOHLBERG OFFSHORE INVESTORS V, L.P.
By: Kohlberg Management V, L.L.C., its General Partner

/s/ Gordon Woodward
Signature

Gordon Woodward
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

[Signature Page to Lock-Up Agreement]

5

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

—	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

—	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

—
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household. “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act and the term “Family Member” shall only apply to the undersigned if such individual is executing this letter agreement on his or her own behalf and not on the behalf of an entity for which such individual is employed.

—
“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 45 days after the date of the Prospectus (as defined in the Underwriting Agreement); provided, that if (i) during the last 17 days of the 45-day initial lock-up period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs or (ii) prior to the expiration of such period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such period, then, in each case, the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable, unless Morgan Stanley waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act that would permit Morgan Stanley or any underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-up Period shall not be extended upon the occurrence of (i) or (ii) above. If the initial lock-up period is extended pursuant to the provisions above, “Lock-up Period” shall mean the period described in the first clause of this paragraph, as so extended.

—	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

6

—
“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

—	“Securities Act” shall mean the Securities Act of 1933, as amended.

—	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

—
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement

7

Exhibit S

Lock-up Agreement

August 13, 2013

Morgan Stanley & Co. LLC
As Representative of the several Underwriters

c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

RE: BioScrip, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $.0001 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), as representative of the several underwriters (in such capacity, the “Representative”), proposes to enter into an underwriting agreement (the “Underwriting Agreement”) with the Company and the selling stockholders named in Schedule A to the Underwriting Agreement (the “Selling Stockholders”), providing for the public offering (the “Offering”) by the several underwriters named in Schedule B to the Underwriting Agreement (the “Underwriters”), of Shares of the Company. The undersigned recognizes that the Offering will benefit each of the Company, the Selling Stockholders and the undersigned. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into the Underwriting Agreement and other underwriting arrangements with the Company and the Selling Stockholders with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any immediate Family Member not to), without the prior written consent of Morgan Stanley, which may withhold its consent in its sole discretion:

—
Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

—	enter into any Swap,

—
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

—	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to (a) any distribution of Shares or any security convertible into Shares to limited partners, members or stockholders of the undersigned or to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (b) the exercise, conversion or exchange of any Related Securities outstanding on the date hereof as described in the Registration Statement, including any exercise effected by the delivery or sale of any Shares held by the undersigned to the Company (including, without limitation, to finance a “cashless” exercise, to satisfying tax withholding obligations or to exchange “underwater” options with the Company); (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Shares or Related Securities, provided that such plan does not provide for the transfer of Shares or Related Securities during the Lock-up Period, (d) transactions relating to Shares or Related Securities acquired in open market transactions after the completion of the Offering or (e) the transfer of Shares or Related Securities (i) by gift, or by will or by intestate succession to a Family Member or (ii) to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member; provided, however, that in any such case, it shall be a condition to such transfer that:

—
each transferee executes and delivers to Morgan Stanley an agreement in form and substance satisfactory to Morgan Stanley stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

—
prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer, except that in the case of (c) above, to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Shares or Related Securities may be made under such plan during the Lock-up Period.

2

The undersigned acknowledges and agrees that written notice by Morgan Stanley to the Company of any extension of the 45-day initial lock-up period will be deemed to have been given to, and received by, the undersigned. If the initial lock-up period is so extended, the undersigned further agrees that, prior to engaging in any transaction or taking any other action that would be prohibited by this letter agreement during the period from the date of this letter agreement through the close of trading on the date that is the 34th day following the expiration of the 45-day initial lock-up period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless the undersigned has received written confirmation from the Company that the Lock-up Period has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and the undersigned’s immediate Family Members, if any, except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not, and has no knowledge that any immediate Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any immediate Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders and the underwriters.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement shall lapse and become null and void (a) if the Offering shall not have occurred on or before the earliest of (i) such time as Morgan Stanley advises the Company and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) such time as the Company advises Morgan Stanley and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (iii) such time as the Selling Stockholders advise the Company and Morgan Stanley in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the offering, (iv) a public announcement is made by the Company, the Selling Stockholders or Morgan Stanley, prior to the execution of the Underwriting Agreement, stating that it has or they have, as applicable, determined not to proceed with the Offering, (v) termination of the Underwriting Agreement or (vi) on September 30, 2013, in the event the Underwriting

3

Agreement has not been executed by that date (provided, however, that the Company may extend such date by three months with written notice to the undersigned prior thereto).

4

KOHLBERG TE INVESTORS V, L.P.
By: Kohlberg Management V, L.L.C., its General Partner

/s/ Gordon Woodward
Signature

Gordon Woodward
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

[Signature Page to Lock-Up Agreement]

5

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

—	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

—	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

—
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household. “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act and the term “Family Member” shall only apply to the undersigned if such individual is executing this letter agreement on his or her own behalf and not on the behalf of an entity for which such individual is employed.

—
“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 45 days after the date of the Prospectus (as defined in the Underwriting Agreement); provided, that if (i) during the last 17 days of the 45-day initial lock-up period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs or (ii) prior to the expiration of such period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such period, then, in each case, the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable, unless Morgan Stanley waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act that would permit Morgan Stanley or any underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-up Period shall not be extended upon the occurrence of (i) or (ii) above. If the initial lock-up period is extended pursuant to the provisions above, “Lock-up Period” shall mean the period described in the first clause of this paragraph, as so extended.

—	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

6

—
“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

—	“Securities Act” shall mean the Securities Act of 1933, as amended.

—	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

—
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement

7

Exhibit T

Lock-up Agreement

August 13, 2013

Morgan Stanley & Co. LLC
As Representative of the several Underwriters

c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

RE: BioScrip, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $.0001 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), as representative of the several underwriters (in such capacity, the “Representative”), proposes to enter into an underwriting agreement (the “Underwriting Agreement”) with the Company and the selling stockholders named in Schedule A to the Underwriting Agreement (the “Selling Stockholders”), providing for the public offering (the “Offering”) by the several underwriters named in Schedule B to the Underwriting Agreement (the “Underwriters”), of Shares of the Company. The undersigned recognizes that the Offering will benefit each of the Company, the Selling Stockholders and the undersigned. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into the Underwriting Agreement and other underwriting arrangements with the Company and the Selling Stockholders with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any immediate Family Member not to), without the prior written consent of Morgan Stanley, which may withhold its consent in its sole discretion:

—
Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

—	enter into any Swap,

—
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

—	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to (a) any distribution of Shares or any security convertible into Shares to limited partners, members or stockholders of the undersigned or to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (b) the exercise, conversion or exchange of any Related Securities outstanding on the date hereof as described in the Registration Statement, including any exercise effected by the delivery or sale of any Shares held by the undersigned to the Company (including, without limitation, to finance a “cashless” exercise, to satisfying tax withholding obligations or to exchange “underwater” options with the Company); (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Shares or Related Securities, provided that such plan does not provide for the transfer of Shares or Related Securities during the Lock-up Period, (d) transactions relating to Shares or Related Securities acquired in open market transactions after the completion of the Offering or (e) the transfer of Shares or Related Securities (i) by gift, or by will or by intestate succession to a Family Member or (ii) to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member; provided, however, that in any such case, it shall be a condition to such transfer that:

—
each transferee executes and delivers to Morgan Stanley an agreement in form and substance satisfactory to Morgan Stanley stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

—
prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer, except that in the case of (c) above, to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Shares or Related Securities may be made under such plan during the Lock-up Period.

The undersigned acknowledges and agrees that written notice by Morgan Stanley to the Company of any extension of the 45-day initial lock-up period will be deemed to have been given to, and received by, the undersigned. If the initial lock-up period is so extended, the undersigned further agrees that, prior to engaging in any transaction or taking any other action that would be prohibited by this letter agreement during the period from the date of this letter agreement through the close of trading on the date that is the 34th day following the expiration of the 45-day initial lock-up period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless the undersigned has received written confirmation from the Company that the Lock-up Period has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and the undersigned’s immediate Family Members, if any, except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not, and has no knowledge that any immediate Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any immediate Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders and the underwriters.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement shall lapse and become null and void (a) if the Offering shall not have occurred on or before the earliest of (i) such time as Morgan Stanley advises the Company and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) such time as the Company advises Morgan Stanley and the Selling Stockholders in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (iii) such time as the Selling Stockholders advise the Company and Morgan Stanley in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the offering, (iv) a public announcement is made by the Company, the Selling Stockholders or Morgan Stanley, prior to the execution of the Underwriting Agreement, stating that it has or they have, as applicable, determined not to proceed with the Offering, (v) termination of the Underwriting Agreement or (vi) on September 30, 2013, in the event the Underwriting

Agreement has not been executed by that date (provided, however, that the Company may extend such date by three months with written notice to the undersigned prior thereto).

KOCO INVESTORS V, L.P.
By: Kohlberg Management V, L.L.C., its General Partner

/s/ Gordon Woodward
Signature

Gordon Woodward
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

[Signature Page to Lock-Up Agreement]

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

—	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

—	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

—
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household. “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act and the term “Family Member” shall only apply to the undersigned if such individual is executing this letter agreement on his or her own behalf and not on the behalf of an entity for which such individual is employed.

—
“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 45 days after the date of the Prospectus (as defined in the Underwriting Agreement); provided, that if (i) during the last 17 days of the 45-day initial lock-up period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs or (ii) prior to the expiration of such period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such period, then, in each case, the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable, unless Morgan Stanley waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act that would permit Morgan Stanley or any underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-up Period shall not be extended upon the occurrence of (i) or (ii) above. If the initial lock-up period is extended pursuant to the provisions above, “Lock-up Period” shall mean the period described in the first clause of this paragraph, as so extended.

—	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

—
“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

—	“Securities Act” shall mean the Securities Act of 1933, as amended.

—	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

—
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement